AMENDMENT TO AGREEMENT DATED OCTOBER 11, 2010

THIS AMENDMENT TO AGREEMENT DATED OCTOBER 11, 2010 is made as of December 22, 2010 by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Investor”), China Technology Solar Power Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), Good Million Investments Limited, a company incorporated under the laws of the British Virgin Islands (“GMIL”) and the sole stockholder of the Company, and Mr. Chiu Tung Ping and Ms. Yuen Hing Lam, the sole stockholders of GMIL (together, the “Stockholders”). The Investor, the Company, GMIL and the Stockholders are collectively referred to herein as the “Parties.” Capitalized terms used herein and not defined herein shall have the meanings given to them in the Stock Purchase Agreement and the Agreement Dated October 11, 2010 (as defined below).

WHEREAS, the Parties entered into a Stock Purchase Agreement dated as of October 27, 2009 (the “Stock Purchase Agreement”) pursuant to which, among other things, the Investor agreed to purchase 51% of the Company’s capital stock on a fully diluted basis for consideration consisting of (i) a Cash Advance in the amount of US $3,000,000; (ii) Consideration Shares consisting of shares of Investor Common Stock; and (iii) a Convertible Note with a principal amount equal to US $4,180,000.

WHEREAS, the Parties entered into an Agreement dated as of October 11, 2010 to terminate the Stock Purchase Agreement (the “Agreement Dated October 11, 2010”).

WHEREAS, the Parties wish to extend the deadline for repayment of Cash Advance set forth in the Agreement Dated October 11, 2010.

NOW THEREFORE, the Parties hereby agree as follows:

1. AMENDMENTS.

The Agreement Dated October 11, 2010 is hereby amended pursuant to Section 2.4 therein as follows:

(a) Section 1.2 Repayment of Cash Advance.

The Parties agree to extend the deadline of the Repayment of Cash Advance set forth in the first sentence of Section 1.2 of the Agreement Dated October 11, 2010 from December 30, 2010 to March 31, 2011.

2. NO FURTHER AMENDMENT.

Except as specially set out herein, the Agreement October 11, 2010 shall not be otherwise amended or modified, and shall continue in full force and effect as amended.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

INVESTOR

China Technology Development Group Corporation

By: /s/ Alan Li
Name: Alan Li
Title: Director

COMPANY

China Technology Solar Power Holdings Limited

By: /s/ Chiu Tung Ping
Name: Chiu Tung Ping
Title: Director

GMIL

Good Million Investments Limited

By: /s/ Chiu Tung Ping
Name: Chiu Tung Ping
Title: Director

STOCKHOLDERS

/s/ Chiu Tung Ping

Chiu Tung Ping

/s/ Yuen Hing Lan

Yuen Hing Lan